08026375

SECU[…]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Choice Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4152 West Blue Heron Blvd Suite 226
(No. and Street)

West Palm Beach (City) Florida (State) 33404 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph A. Principe (561) 882-3388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph A. Principe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Choice Equities LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY L. DITTMYRE
MY COMMISSION # DD676592
EXPIRES May 21, 2011
(407) 398-0153 FloridaNotaryService.com

Kelly L. Dittmyre 2/26/08
Notary Public

Ralph A Principe
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA'S CHOICE EQUITIES LLC

Report on Statements of Financial Condition

For the Years Ended December 31, 2007 and 2006

Caminiti & Cogliati, CPAs, LLP

AMERICA'S CHOICE EQUITIES LLC

CONTENTS

Caminiti & Cogliati, CPAs, LLP

Certified Public Accountants and Consultants

350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

Vincent A. Caminiti, CPA
Robert P. Cogliati, CPA

Independent auditors' report

To the Member of
America's Choice Equities LLC

We have audited the accompanying statements of financial condition of America's Choice Equities LLC as of December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of America's Choice Equities LLC as of December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
February 19, 2008

AMERICA'S CHOICE EQUITIES LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 253,853	$ 278,125
Deposit-clearing organization (Note 2)	50,000	50,000
Accounts receivable (Note 3)	177,449	100,630
Loan receivable (Note 4)	116,000	-
Prepaid expenses & other current assets	25,756	2,061
Total current assets	623,058	430,816
Furniture and equipment, net (Note 5)	19,512	13,659
Other assets:		
Security deposit	325	325
Total assets	$ 642,895	$ 444,800
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 21,929	$ 12,654
Payroll taxes payable	5,460	1,576
Commissions payable	104,363	65,839
Total current liabilities	131,752	80,069
Member's equity	511,143	364,731
Total liabilities and member's equity	$ 642,895	$ 444,800

See accompanying independent auditor's report
and notes to financial statements.

1. **Summary of significant accounting policies**

Nature of business
America's Choice Equities LLC ("the Company") is a Limited Liability Company organized under the laws of the State of Florida, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority (FINRA).

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition
Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents
For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, accounts receivable and payable, approximate their fair values.

Accounts receivable
The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

1. **Summary of significant accounting policies (continued)**

Furniture and equipment
Furniture and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of furniture and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company provides depreciation under the straight-line method over the estimated useful lives of the assets.

Income taxes
The Company elected "small business corporation" (S Corporation) status for federal tax purposes. An S Corporation is in effect a conduit for its consenting shareholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the shareholder level.

Advertising
The Company's policy is to expense advertising costs as the costs are incurred.

2. **Deposits-clearing organization**
The Company has a clearing agreement with a clearing agent, RBC Dain Correspondent Services. As part of the agreement, the company is required to maintain at all times, a minimum balance of $50,000 in the account. The clearing agent pays interest monthly on the cash deposited in the deposit account at current money fund rates. If the clearing agent has a claim arising in any manner under this agreement against the Company and the Company has not resolved the claim within five business days after the receipt of the claim from the clearing agent, the clearing agent may deduct such claim from commissions then owed to the Company, and if such commissions are insufficient to satisfy such claim, the clearing agent is authorized to withdraw the amount from the deposit account and pay such amount to itself.

Upon termination of the agreement, the clearing agent shall pay within thirty days, the balance of the deposit account to the Company less any amount the clearing agent deems appropriate until a final resolution of any open items, claims or proceedings regarding any account.

3. **Accounts receivable**

Accounts receivable of $177,449 and $100,630 for 2007 and 2006, respectively, were all current and due from the clearing agent.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

4. **Loan Receivable**

The Company loaned $150,000 to an individual during the year 2007. The loan bears interest at 7% and is payable on demand. The unpaid balance at December 31, 2007 is $116,000. Accrued interest receivable on loan at December 31, 2007 is $5,170.

5. **Furniture and equipment**

Furniture and equipment at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Furniture	$ 14,935	$ 11,800
Equipment	17,586	8,863
	32,521	20,663
Less accumulated depreciation	(13,009)	(7,004)
Net furniture and equipment	$ 19,512	$ 13,659

Depreciation expense for the year ended December 31, 2007 and 2006 amounted to $6,005 and $3,942, respectively.

6. **Net capital**

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the National Association of Securities Dealers Inc., the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2007 and 2006, the Company had net capital of $349,550 and $348,686, respectively, which was $340,767 and $343,349 in excess of its required net capital of $8,783 and $5,337, respectively. The ratio of aggregate indebtedness to net capital was .37692 to 1 and .22963 to 1 as of December 31, 2007 and 2006, respectively.

7. **Related party transactions**

The Company rents office space from a related party on a lease that expires January 1, 2009. Rent expense for the year ended December 31, 2007 and 2006 was $43,200 and $28,800, respectively.

Minimum annual rentals under the lease at December 31, 2007 are as follows:

Year-ending December 31:	
2008	$ 67,200
	$ 67,200

8. **Commitments**

The Company has entered into a service agreement with an individual to accept the responsibilities of the Chief Compliance Officer ("CCO") of the firm. The payment for services will be a minimum of $4,500 per month. In 2007, the CCO became an employee of the Company.

The Company has entered into a consulting agreement dated January 1, 2006. The consultant is being retained to register as the Company's Financial & Operations Principal (FINOP). The fees for the services to be rendered under the agreement amount to $700 per month, and any hours in excess of 5 per month will be billed to the Company at a rate of $300 per hour.

END